Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-174246
February 29, 2012
NATIONSTAR MORTGAGE HOLDINGS INC.
Free Writing Prospectus Published or Distributed by Media
NationStar Mortgage Holdings Inc. (the “Company”) is filing this free writing prospectus because certain parties unaffiliated with the Company have prepared and made available transcripts of the fourth quarter 2011 earnings call of Fortress Investment Group LLC (“Fortress”) on February 28, 2012, which include the statements included in Annex A hereto. No payments were made nor consideration given by or on behalf of the Company or other offering participant to those unaffiliated parties who have prepared and made available such transcripts. Such statements were made by Mr. Wesley Edens in his capacity as Co-Chairman of the Board of Fortress. Mr. Edens is also the Chairman of the Board of the Company. You should consider the statements contained in Annex A hereto only after carefully evaluating all of the information in the Company’s preliminary prospectus dated February 24, 2012 (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (File No. 333-174246) filed with the Securities and Exchange Commission (“SEC”) on February 24, 2012 (the “Registration Statement”).
Forward-Looking Statements
The statements in Annex A contain forward looking statements that are based on assumptions and existing information and involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, but are not limited to, the delay in the Company’s foreclosure proceedings due to inquiries by certain state Attorneys General, court administrators and state and federal government agencies; the impact of the ongoing implementation of the Dodd-Frank Act on the Company’s business activities and practices, costs of operations and overall results of operations; the impact on the Company’s servicing practices of enforcement consent orders and agreements entered into by certain federal and state agencies against the largest mortgage servicers; increased legal proceedings and related costs; the continued deterioration of the residential mortgage market, increase in monthly payments on adjustable rate mortgage loans, adverse economic conditions, decrease in property values and increase in delinquencies and defaults; the deterioration of the market for reverse mortgages and increase in foreclosure rates for reverse mortgages; the Company’s ability to efficiently service higher risk loans; the Company’s ability to mitigate the increased risks related to servicing reverse mortgages; the Company’s ability to compete successfully in the mortgage loan servicing and mortgage loan originations industries; the Company’s ability to maintain or grow the size of its servicing portfolio and realize its significant investments in personnel and its technology platform by successfully identifying attractive acquisition opportunities, including mortgage servicing rights, subservicing contracts, servicing platforms and originations platforms; the Company’s ability to scale-up appropriately and integrate its acquisitions to realize the anticipated benefits of any such potential future acquisitions; the Company’s ability to obtain sufficient capital to meet its financing requirements; the Company’s ability to grow its loan originations volume; the termination of the Company’s servicing rights and subservicing contracts; changes to federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of entities that engage in these activities; and the loss of the Company’s licenses. These factors and other risks and uncertainties are discussed in the Company’s Registration Statement.
The Company has filed the Registration Statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by writing Bank of America Merrill Lynch, Attention: Preliminary Prospectus Department, 4 World Financial Center, New York, NY 10080, or by emailing dg.prospectus_requests@baml.com.
To review a filed copy of the Preliminary Prospectus, you may also click on the following link: http://www.sec.gov/Archives/edgar/data/1520566/000095012312003045/y04863a4sv1za.htm.

Annex A
“Our residential company is in registration right now at the SEC. And so the lawyers don’t allow us to say anything about it. All I would say it that I’m extremely optimistic that this company can become the category killer to clean up the mortgage mess and when it is appropriate and made possible for us to talk about, I’ll talk about it in some depth. We’re extremely positive on this sector and what that company has achieved.”
“The Nationstar, I think our investment in that is about $800 million in invested capital. We’ll - you can get access to kind of the research and see where that deal is expected to price, but obviously, we think that the valuation for today is actually going to be a very attractive one. I’m optimistic about the offering. We’re not selling any of our shares. And I think that the growth prospects for that business in particular are really tremendous. It had - I mean, the stated numbers, I think, were a $20 million EBITDA company four years ago. I think the first quarter run rate was expected to be about $225 million. That gives you some measure how well that company has done. And I think when you add up all the opportunities in the sector, it is very much early in the overall opportunity. So, we’ll see what that is.”

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